Exhibit 99.1

August 8, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-9-13

QUATERRA PROVIDES CORPORATE UDPATE

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) would like to provide an update to shareholders regarding initiatives that have recently been undertaken.

Several of these initiatives have been acted upon immediately and publicly released, including the receipt of a non-dilutive cash infusion of USD$1,000,000 as announced on August 1, 2013. Additional initiatives have since been announced and the Company will continue its aggressive cost-cutting measures, divestiture of non-core assets and focus on the core assets of the Company.

On August 2, 2013 the NYSE MKT (the “Exchange”) notified the Company that it accepted the Company’s plan of compliance and granted the Company an extension until October 31, 2013 to regain compliance with the continued listing standards.

“We are pleased with NYSE’s extension of time granted to Quaterra to implement our plans to retain our listing on the NYSE Exchange. The plan submitted to the Exchange is consistent with our strategy to streamline Operations, lower costs, monetize non-core assets, and focus on the Yerington Copper Project.” said President and CEO Steven Dischler.

The Company previously announced it had received notice on June 6, 2013 from the Exchange citing the Company was below certain of the Exchanges continued listing standards as set forth in Part 10 of the NYSE MKT Company Guide (the “Company Guide”). The Company submitted a plan of compliance to the Exchange on July 8, 2013 which focussed on establishing financial stability in order to meet compliance with the Exchange. The plan includes a number of key initiatives to be implemented in the immediate term. As outlined above, several of these initiatives have been acted upon and several are ongoing.

The Company will be subject to periodic review by Exchange Staff during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from the NYSE MKT.

This review by the Exchange does not impact the Company’s listing on the TSX Venture Exchange (“TSX-V”) and its common shares will continue to be listed and traded on the TSX-V, subject to compliance with continued listing standards”.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Steve Dischler”
Mr. Steve Dischler
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.